UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Joe’s Jeans Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

47777N101

(CUSIP Number)

Daniel Fireman

c/o Fireman Capital Partners, LLC

Watermill Center

800 South Street, Suite 600

Waltham, MA 02453

With a copy to:

Todd Finger

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173-1922

1-212-547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

13D

CUSIP No. 47777N101	Page 2 of 9 Pages

1.	Names of Reporting Persons. Fireman Capital CPF Hudson Co-Invest LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) T
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,708,231[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,708,231[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,708,231[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%[2]
14.	Type of Reporting Person (See Instructions) PN

1. Consists of 5,708,231 shares of Common Stock (as defined below) issuable upon conversion of the principal amount of the Subordinated Convertible Note (as defined below), owed as of July 1, 2015 unless cash is paid at conversion.

2. Based on the sum of (i) 70,075,429 shares outstanding as of September 8, 2015, according to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 9, 2015, plus (ii) 5,708,231 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note (as calculated above), and therefore deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934.

13D

CUSIP No. 47777N101	Page 3 of 9 Pages

1.	Names of Reporting Persons. Daniel Fireman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) T
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,708,231[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,708,231[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,708,231[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%[2]
14.	Type of Reporting Person (See Instructions) IN

1. Consists of 5,708,231 shares of Common Stock (as defined below) issuable upon conversion of the principal amount of the Subordinated Convertible Note (as defined below), owed as of July 1, 2015, unless cash is paid at conversion.

2. Based on the sum of (i) 70,075,429 shares outstanding as of September, 2015, according to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 9, 2015, plus (ii) 5,708,231 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note (as calculated above), and therefore deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934.

13D

CUSIP No. 47777N101	Page 4 of 9 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed to update the initial statement on Schedule 13D filed with the Securities and Exchange Commission on August 13, 2015 (the “Original Schedule 13D”), and is being filed on behalf of the Reporting Persons with respect to the common stock, $0.10 par value (the “Common Stock”), of Joe’s Jeans Inc., a Delaware corporation (the “Issuer”).

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follow:

Fireman acquired the Subordinated Convertible Note in September 2013 for investment purposes pursuant to the Stock Purchase Agreement pursuant to which he, together with the other holders of equity interests in Hudson Clothing, sold their interests in Hudson Holdings to the Issuer. The Subordinated Convertible Note is convertible until March 31, 2019 into shares of Common Stock (at the rate of $1.78 per share), cash, or a combination of cash and Common Stock, at the Issuer’s election. It was estimated that, if the principal amount owed on the Subordinated Convertible Note as of July 1, 2015 had been converted to Common Stock on July 1, 2015, approximately 5,708,231 shares of Common Stock would have been issuable to Fireman. In light of certain defaults under its senior credit agreements discussed below, the Issuer would not currently be able to elect a conversion settlement other than in shares of Common Stock.

In November 2014 and subsequently, the Issuer announced that it had received notices of default under its senior credit agreements. In February 2015, Mr. Kim retained, and publicly announced that he had retained, B. Riley & Co., LLC as financial advisor (in which engagement Fireman subsequently joined).

In February 2015, the Issuer publicly disclosed that it had engaged Carl Marks Advisory Group to assist the Issuer’s board of directors in its exploration of strategic and financing alternatives to resolve the Issuer’s outstanding events of default with its lenders under its senior credit agreements.

Merger Agreement and Rollover Agreement

On September 8, 2015, among certain other definitive transaction agreements, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RG Parent, LLC, a Delaware limited liability company (“RG”) and JJ Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, at the effective time of the Merger (defined below) (the “Effective Time”), Merger Sub will merge

CUSIP No. 47777N101	Page 5 of 9 Pages

with and into RG (the “Merger”), with RG continuing as the surviving limited liability company.

Concurrently with the execution of the Merger Agreement, the Issuer entered into a rollover agreement (the “Rollover Agreement”) with the holders of the Issuer’s Subordinated Convertible Notes, including Fireman, pursuant to which the holders agreed to contribute to the Issuer the Subordinated Convertible Notes in exchange for the following:

  issuance of a number of shares of Common Stock with a value per share of $11.10 equal to the sum (i) of a specified percentage (which is fifty percent (50%) in Fireman’s case) of the principal amount of Subordinated Convertible Notes held by such noteholder, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538 and will be increased by any PIK Interest payable in accordance with the terms of the Subordinated Convertible Notes until the time that is immediately prior to the Effective Time (the “Rollover Time”), and (without duplication) and (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of such Subordinated Convertible Notes in accordance with the terms of the Subordinated Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is an aggregate of $1,936,617 and which will continue to accrue interest in accordance with the terms of the Subordinated Convertible Notes until the Rollover Time;

  a cash payment by the Issuer to each noteholder equal to twenty-five percent (25%) of the principal amount of Subordinated Convertible Notes as of the Rollover Time held by each such holder of the Subordinated Convertible Notes, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538, which will be increased by any PIK Interest payable in accordance with the terms of the Subordinated Convertible Notes until the Rollover Time; and

  a modified convertible note (each, a “Modified Convertible Note” and collectively, the “Modified Convertible Notes”) with a principal amount equal to the sum of (i) a specified percentage (which is twenty-five percent (25%) in Fireman’s case) of the principal amount of Subordinated Convertible Notes as of the Rollover Time held by each holder of the Subordinated Convertible Notes, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538 and will be increased by any PIK Interest payable in accordance with the terms of the Subordinated Convertible Notes until the Rollover Time, and (without duplication) (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of the Subordinated Convertible Notes in accordance with the terms of the Subordinated Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is an aggregate of $1,936,617 and which will continue to accrue interest in accordance with the terms of the Subordinated Convertible Notes until the Rollover Time.

CUSIP No. 47777N101	Page 6 of 9 Pages

According to Schedule A of the Rollover Agreement, as of July 1, 2015, the principal amount of the Subordinated Convertible Note held by Fireman was $10,160,654 and the accrued interest owed thereon was $348,556.

The consummation of the transactions contemplated by the Rollover Agreement is conditioned upon the consummation of the Merger and the satisfaction or waiver of other customary conditions. The Rollover Agreement will be automatically terminated upon termination of the Merger Agreement prior to the Rollover Time. The Rollover Agreement may also be terminated by the Issuer or by Mr. Kim and Fireman if the Rollover Time has not occurred prior to April 8, 2016.

Modified Convertible Notes

The Modified Convertible Notes will be structurally and contractually subordinated to the Issuer’s senior debt and will mature five and a half years following the date of such notes. The Modified Convertible Notes will accrue interest quarterly on the outstanding principal amount at a rate of 6.5% per annum (to be increased to 7% as of October 1, 2016 with respect to the Modified Convertible Note issued to Fireman), which will be payable 50% in cash and 50% in additional notes; provided, however, that the Issuer may, in its sole discretion, elect to pay 100% of such interest in cash. Beginning upon the date of issuance, the Modified Convertible Notes will be convertible by each of the holders into shares of Common Stock, cash, or a combination of cash and Common Stock, at the Issuer’s election.

If the Issuer elects to issue only shares of Common Stock upon conversion of the Modified Convertible Notes, each of the Modified Convertible Notes would be convertible, in whole but not in part, into a number of shares equal to the conversion amount divided by the market price. The conversion amount is (a) the product of (i) the market price, multiplied by (ii) the quotient of (A) the principal amount, divided by (B) the conversion price, minus (b) the aggregate Issuer optional prepayment amounts paid to the holder. The market price is the average of the closing prices for the Common Stock over the 20 trading day period immediately preceding the notice of conversion. If the Issuer elects to pay cash with respect to a conversion of the Modified Convertible Notes, the amount of cash to be paid per share will be equal to the conversion amount. The Issuer will have the right to prepay all or any portion of the then-outstanding principal amount of the Modified Convertible Notes at any time so long as it makes a pro rata prepayment on all of the Modified Convertible Notes.

Registration Rights Agreement

In addition, it is anticipated that upon the Effective Time, Fireman, together with other holders of Convertible Notes and TCP Denim, LLC, an affiliate of Tengram Capital Partners, L.P., who has agreed to purchase $50 million of a new series of the Issuer’s Series A Preferred Stock in a private placement, will enter into a Registration Rights Agreement with the Issuer, providing Fireman, together with other holders of Subordinated Convertible Notes and TCP Denim, LLC,

CUSIP No. 47777N101	Page 7 of 9 Pages

the right to require the Issuer to prepare and file a registration statement under the Securities Act of 1933, as amended, in order to register the shares issued or issuable pursuant to the relevant convertible notes. Pursuant to the Registration Rights Agreement, the Issuer will provide certain demand registration rights to register the shares of Common Stock issued in connection with the Rollover Agreement, and issuable upon conversion of the Modified Convertible Notes and Series A Preferred Stock of the Issuer, on registration statements on Form S-1 or Form S-3, subject to certain limitations as described therein, and will also provide certain piggy back registration rights.

No assurances can be given that the Merger will be consummated on the anticipated timeline or at all. If the Merger Agreement is terminated prior to the Effective Time, the substantive provisions of the Rollover Agreement will immediately terminate. Upon such termination, the Reporting Persons will continue to review their interest in the Issuer, including the Subordinated Convertible Note. The factors that the Reporting Persons may consider in evaluating their interest in the Issuer include the following: (i) the Issuer’s businesses and prospects, including but not limited to the Issuer’s defaults under its senior credit agreements and its ability to reach a resolution of such matters with the senior lenders; (ii) the interests of other parties in the Issuer; (iii) the contractual provisions, limitations and other terms of the Subordinated Convertible Note; (iv) general economic conditions and stock market conditions; (v) other business opportunities available to the Reporting Persons; and (vi) other plans and requirements of the Reporting Persons. Depending on their evaluation of these factors, the Reporting Persons may from time to time seek to increase or decrease their investment in the Issuer; engage in discussions with third parties regarding the Issuer and its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization and their interests therein and any plans and proposals they may have with respect thereto; engage in discussions with management of the Issuer concerning its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization; and either individually or together with others make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5	Interest in Securities of the Issuer

No change except as described in Item 4, the cover pages and further described below.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplement by adding the following immediately prior to the last paragraph thereof:

As described in Item 4 hereof, on September 8, 2015 Fireman entered into the Rollover Agreement. The summary of the Rollover Agreement, the form of Modified Convertible Note and the form of Registration Rights Agreement set forth in Item 4 are incorporated herein by reference. The descriptions herein of the Rollover Agreement, the form of Modified Convertible

CUSIP No. 47777N101	Page 8 of 9 Pages

Note and the form of Registration Rights Agreement are generalized, do not purport to be complete and, as such, are qualified in their entirety by the Rollover Agreement, which is set forth in Exhibit 7, and incorporated into this Item 6 by reference, the form of Modified Convertible Note, which is set forth in Exhibit 8, and incorporated into this Item 6 by reference, and the form of Registration Rights Agreement, which is set forth in Exhibit 9, and incorporated into this Item 6 by reference.

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1	Stock Purchase Agreement, dated as of July 15, 2013, by and among Joe’s Jeans Inc., Hudson Clothing Holdings, Inc., Fireman Capital CPF Hudson Co-Invest LP, Peter Kim, Paul Cardenas, Tony Chu, and certain optionholders of Hudson Clothing Holdings, Inc. named therein (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 19, 2013, File No. 000-18926).

Exhibit 2	Amendment No. 1 to Stock Purchase Agreement, dated as of September 30, 2013, by and among Joe’s Jeans Inc., Fireman Capital CPF Hudson Co-Invest LP and Peter Kim (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2013, File No. 000-18926).

Exhibit 3	Form of Subordinated Convertible Note, dated as of September 30, 2013 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2013, File No. 000-18926)..

Exhibit 4	Registration Rights Agreement, dated as of September 30, 2013, by and among Joe’s Jeans and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2013, File No. 000-18926).

Exhibit 5	Confidentiality and Nondisclosure Agreement, dated as of July 15, 2015 (incorporated by reference to Exhibit 5 to the report on Schedule 13D filed with the SEC on August 13, 2015).

Exhibit 6	Joint Filing Agreement dated as of August 13, 2015 (incorporated by reference to Exhibit 6 to the report on Schedule 13D filed with the SEC on August 13, 2015).
Exhibit 7	Rollover Agreement, dated as of September 8, 2015 (incorporated by reference to Exhibit 10.2 to Joe’s Jeans Inc.’s Current Report on Form 8-K filed on September 9, 2015, File No. 000-18926).

Exhibit 8	Form of Subordinated Convertible Note (incorporated by reference to Exhibit 4.2 to Joe’s Jeans Inc.’s Current Report on Form 8-K filed on September 9, 2015, File No. 000-18926).

Exhibit 9	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to Joe’s Jeans Inc.’s Current Report on Form 8-K filed on September 9, 2015, File No. 000-18926).

13D

CUSIP No. 47777N101	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 10, 2015

FIREMAN CAPITAL CPF HUDSON CO-INVEST LP

By: Fireman Partners CPF GP LLC, its General Partner /s/ Daniel Fireman
By: Daniel Fireman Title: Managing Partner DANIEL FIREMAN /s/ Daniel Fireman